EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DiamondRock Hospitality Company:

We consent to the incorporation by reference in the registration statement (No. 333-226674) on Form S-3 and the registration statements (Nos. 333-166713, 333-197987 and 333-211191) on Form S-8 of DiamondRock Hospitality Company of our reports dated February 28, 2020, with respect to the consolidated balance sheets of DiamondRock Hospitality Company as of December 31, 2019 and 2018, the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, the related notes and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2019, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, Virginia
February 28, 2020